Exhibit 99.7

NICE to Host Financial Analyst and Investor Day at Interactions 2019

Hoboken, New Jersey, April 11, 2019 - NICE (NASDAQ: NICE) will be hosting its Financial Analyst and Investor Day on April 16th in conjunction with its Interactions annual user conference in Las Vegas, Nevada. Analysts and investors who would like to register, please email IR@NICE.com.

Webcast
The Company will also be webcasting its Financial Analyst and Investor Day live from Las Vegas. The webcast will take place on Tuesday, April 16 from 11:15 am to 1:00 pm PDT. The call will be webcast from the Company’s website at http://www.nice.com/news-and-events/ir-events.

About NICE
NICE (Nasdaq: NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez, +972 9 775-3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE.  All other marks are trademarks of their respective owners.  For a full list of NICE' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
 This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company).  These statements are based on the current beliefs, expectations and assumptions of the Company’s management and the current economic environment. Forward looking statements are inherently subject to significant economic, competitive and other uncertainties and contingencies, many of which are beyond the control of management. The Company cautions that these statements are not guarantees of future performance. There are or will be important known and unknown factors and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward looking statements.  These factors, include, but are not limited to, risks associated with competition, success and growth of cloud Software-as-a-Service business, dependency on third-party cloud computing platform providers, hosting facilities and service partners, changes in general economic and business conditions, rapidly changing technology, cyber security attacks or other security breaches, privacy concerns and legislation, changes in currency exchange rates and interest rates, difficulties in making additional acquisitions or effectively integrating acquired operations, products, technologies and personnel, successful execution of growth strategy, the effects of tax reforms, and the effect of newly enacted or modified laws, regulation or standards on the Company and its products; and other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). You are encouraged to carefully review the section entitled “Risk Factors” in our latest Annual Report on Form 20-F and in our other relevant filings with the SEC for additional information regarding these and other factors and uncertainties that could affect our future performance, and undue reliance should not be placed upon these statements. The forward-looking statements contained in this presentation are made as of the date hereof, and the Company undertakes no obligation to update or revise them, except as required by law.